EXHIBIT 99.15

Personal and confidential

OPTION AGREEMENT

    (option on subscription for shares in Proxima ASA at price below par)

NAME: Tore Valderhaug

    You are hereby assigned the right to subscribe for 120,000 shares at a price of NOK 49.80 per share, plus 1% per month, calculated from 18/10/99.

Conditions of the option scheme

Issue price

    The issue price is fixed at NOK 49.80 per share, plus an additional 1% of NOK 49.80 per month during the option's period of validity. The figure of NOK 49.80 corresponds to the shares' closing market price at the time the option was allocated, which was 18/10/99. The addition of 1% per month will take place from the time the shares are allocated until the option is redeemed. The issue price has been fixed taking account of current tax regulations and this means that no tax benefit has accrued from the allocation of options on 18/10/99. Please refer also to the description of the tax implications in the enclosed information.

Exercise periods for the options

    Option holders have the opportunity to exercise 1/3 of the options beginning one year after the grant date, an additional 1/3 beginning two years after the grant date, and the remaining 1/3 beginning three years from the grant date. Exercise is conditioned upon satisfactory shareholder action at the company's Annual General Meeting.

    In order to facilitate the practical implementation of the option scheme, option holders are given the right to redeem the first 1/3 of the options in the periods 1-10 December 2000, 1-10 March 2001, 1-10 June 2001 or 1-10 September 2001. To the extent an employee does not exercise the options at the appointed times, the options can be exercised at a later time. Options which have not been redeemed by 10 December 2002 at the latest will be discontinued. On the basis of the fixed regulation of the issue price mentioned in the above point, the issue price will vary according to the period in which the option holder redeems the options.

Lapse of options

    Options (including any unredeemed share of these) will lapse if your association with the company ceases. The lapse takes place as of the date the company is given/gives notice of termination of employment or board membership.

Transferability

    Options are non-transferable.

Date/Place:	Oslo 18/10/99	Signature:	/s/ Tore Valderhaug